EXHIBIT 99.1

Equinox Gold Reports Q4 and Fiscal 2022 Financial and Operating Results, Provides 2023 Production Guidance of 555,000 to 625,000 Ounces of Gold

All financial figures are in US dollars, unless otherwise indicated.

VANCOUVER, BC, Feb. 21, 2023 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") has released its audited consolidated financial and operating results and related management's discussion and analysis for the fourth quarter and fiscal year ended December 31, 2022. The Company will host a conference call and live webcast to discuss the results at 7:30am PT (10:30am ET) on Wednesday, February 22, 2023. Dial-in and login details are provided later in this news release.

Greg Smith, President and CEO of Equinox Gold, commented: "Equinox Gold finished 2022 with its strongest quarter of production at the lowest costs for the year, bringing full-year production to 532,319 ounces of gold at all-in sustaining costs of $1,622 per ounce. We made significant progress at our assets in 2022, achieving commercial production at Santa Luz, advancing permitting for expansions at both Aurizona and Castle Mountain, completing the Los Filos expansion study and advancing the Greenstone project to 65% complete at year end and over 70% complete today.

"Looking forward, we expect to produce between 555,000 to 625,000 ounces of gold in 2023 at all-in sustaining costs of $1,575 to $1,695 per ounce. Growth capital of $324 million in 2023 is directed primarily to Greenstone construction. We entered 2023 with $327 million in total liquidity which, along with cash flow from our operating mines and marketable investments currently worth about $220 million, leaves us well funded to complete construction at Greenstone and pour gold in the first half of 2024."

HIGHLIGHTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2022

Operational

•	Produced 150,439 ounces of gold
•	Sold 149,386 ounces of gold at an average realized gold price of $1,733 per oz
•	Total cash costs of $1,223 per oz and AISC of $1,523 per oz(1)
•	No lost-time injuries

Earnings

•	Earnings from mine operations of $32.0 million
•	Net income of $22.6 million or $0.07 per share
•	Adjusted net income of $7.5 million or $0.02 per share(1)(2)

Financial

•	Cash flow from operations before changes in non-cash working capital of $80.0 million ($45.5 million after changes in non-cash working capital)
•	Adjusted EBITDA of $74.7 million(1)(2)
•	Expenditures of $43.1 million in sustaining capital(1) and $108.7 million in non-sustaining capital
•	Filed a base shelf prospectus on November 21, 2022 that allows the Company to make offerings of up to $500 million of common shares, debt securities, subscription receipts, share purchase contracts, units, warrants, or any combination thereof, over a 25-month period
•	Entered into an equity distribution agreement dated November 21, 2022 providing for an at-the-market equity offering program ("ATM Program") for up to $100 million effective until December 21, 2024, unless terminated earlier
•	Sold 11 million common shares of Solaris Resources Inc. (TSX: SLS) ("Solaris") for aggregate gross proceeds of $51.9 million

Construction, development and exploration

•	Advanced Greenstone construction to 65% complete at December 31, 2022, while remaining on budget and on track to achieve first gold pour in the first half of 2024
•	Spent $97.9 million of non-sustaining capital in Q4 2022 (Equinox Gold's 60% share)
•	Building enclosure and heating completed for the process plant west end, power plant, truck shop, ore bin tower of the high-pressure grinding rolls building and site mixed emulsion plant, with the rest of the buildings on track for enclosure in Q1 2023 as planned
•	Completed the Ministry of Transportation Patrol Yard, the Goldfield Creek diversion, and the permanent effluent water treatment plant
•	First four bays of the truck shop are complete and in use
•	The 14-km natural gas pipeline is complete and ready for commissioning in Q2 2023
•	Achieved commercial production at Santa Luz effective October 1, 2022
•	Increased Los Filos Mineral Reserves by 44% and completed a feasibility study for construction of a carbon-in-leach plant to process higher-grade ore concurrent with existing heap leach processing, which would extend the mine life and increase production to on average 280,000 ounces per year, with peak production of 360,000 ounces per year

RECENT DEVELOPMENTS

•	Provided 2023 production and cost guidance of 555,000 to 625,000 ounces of gold at cash costs of $1,355 to $1,460 per oz and AISC of $1,575 to $1,695 per oz(1)
•	Provided 2023 sustaining and non-sustaining expenditure guidance of $460 million
•	$137 million of sustaining expenditures, of which $127 million is sustaining capital(1)
•	$324 million of non-sustaining expenditures, of which $300 million is non-sustaining capital. Non-sustaining capital includes $277 million to advance Greenstone construction
•	At the date of this news release, the Company has issued 6,651,017 common shares under the ATM Program at an average share price of $3.75 per common share for total gross proceeds of $24.9 million
•	In February 2023, published the Company's inaugural Climate Action Report in alignment with the Task Force on Climate Related Financial Disclosures (TCFD)
•	In January 2023, sold 4.5 million common shares of the Company's investment in Solaris for proceeds of $20.0 million
•	In January 2023, entered into gold collar contracts with a put strike price of $1,900 per ounce and an average call strike price of $2,065 per ounce, for 10,644 ounces of gold per month beginning February 2023 through to March 2024

FULL-YEAR 2022 HIGHLIGHTS

Operational

•	Produced 532,319 ounces of gold
•	Sold 532,137 ounces of gold at an average realized gold price of $1,784 per oz
•	Total cash costs of $1,328 per oz and AISC of $1,622 per oz(1)
•	Achieved a total recordable injury frequency rate(3) of 2.12, a 30% improvement compared to 2021
•	Achieved a significant environmental incident frequency rate(3) of 0.63, a 7% improvement compared to 2021

Earnings

•	Earnings from mine operations of $85.0 million
•	Net loss of $106.0 million or $0.35 per share
•	Adjusted net loss of $90.8 million(1) or $0.30 per share(1)(4)

Financial

•	Cash flow from operations before changes in non-cash working capital of $144.3 million ($56.5 million after changes in non-cash working capital)
•	Adjusted EBITDA of $168.7 million(1)(4)
•	Expenditures of $139.2 million in sustaining capital(1) and $457.7 million in non-sustaining capital
•	Cash and cash equivalents (unrestricted) of $200.8 million at December 31, 2022
•	Net debt(1) of $627.3 million at December 31, 2022

Corporate

•	Strengthened capital flexibility
•	Expanded the corporate revolving credit facility to $700 million with an additional $100 million accordion feature, and extended the maturity date to July 2026 with the option for a one-year extension
•	Sold a portion of the Company's shares in Solaris for proceeds of $51.9 million and received $40.1 million from the sale of Solaris shares on the exercise of warrants the Company granted in 2021
•	Closed the sale of the Mercedes mine ("Mercedes") for $75 million cash, a $25 million note receivable, a 2% net smelter return and 24.73 million shares of Bear Creek Mining Corporation (TSXV: BCM)
•	Improved financial resilience by filing a $500 million base shelf prospectus and implementing a $100 million ATM Program
•	Launched Sandbox Royalties Corp., a new diversified metal royalties company in which Equinox Gold holds a 34% interest
•	Greg Smith, President of Equinox Gold, succeeded Christian Milau as Chief Executive Officer and a Director of Equinox Gold on September 1, 2022

Construction, development and exploration

•	Greenstone 65% complete at December 31, 2022
•	More than 2 million work hours complete project to date with no lost-time injuries
•	71% of total capital costs contracted
•	54% of the $1.23 billion construction budget (100% basis) spent
•	Inflationary pressures to date have been mitigated through offsetting savings opportunities or absorbed through the contingency included in the construction budget
•	Completed construction and achieved commercial production at Santa Luz
•	Commenced permitting for the Castle Mountain Phase 2 expansion, which would extend the mine life to 21 years and increase production to on average more than 200,000 ounces per year
•	Completed feasibility study for construction of a carbon-in-leach plant at Los Filos
•	Received permits for three portal locations for an exploration ramp in anticipation of underground development at Aurizona, continued to drill the underground Mineral Resource and advanced the expansion feasibility study
•	Drilled 187,000 metres across the portfolio with a focus on Mineral Reserve growth and mine life extension
•	Exploration confirmed district potential from multiple near-mine and regional mineral discoveries in the Bahia Belt between Fazenda and Santa Luz

Responsible mining

•	Entered into wind and solar power arrangements for select Brazil operations, which will result in reduced greenhouse gas emissions and are expected to achieve approximately $70 million in cost savings over the 10-year contract periods
•	Approved a greenhouse gas emissions reduction target of 25% by 2030 compared to the "business-as-usual" emissions forecast if no intervention measures were taken
•	Submitted second year of data to the Carbon Disclosure Project and updated the Company's Tailings Management Report
•	Expanded environment, social and governance ("ESG") reporting disclosure to include Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) metrics
_______________________________
(1)	Cash costs per oz sold, AISC per oz sold, adjusted net income (loss), adjusted EBITDA, adjusted EPS, sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)	Primary adjustments for the three months ended December 31, 2022 were $2.9 million unrealized gain on change in fair value of warrants, $3.1 million unrealized foreign exchange loss, and $7.7 million unrealized gain on change in fair value of foreign exchange contracts.
(3)	Total recordable injury frequency rate and significant environmental incident frequency rate are both reported per million hours worked. Total recordable injury frequency rate is the total number of injuries excluding those requiring simple first aid treatment.
(4)	Primary adjustments for the year ended December 31, 2022 were $69.9 million unrealized loss on change in fair value of warrants, $33.3 million gain on change in fair value of gold contracts, and $16.8 million unrealized gain on change in fair value of foreign exchange contracts.

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Year ended
Operating data	Unit	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022(1)	December 31, 2021(1)
Gold produced	oz	150,439	143,615	210,432	532,319	602,110
Gold sold	oz	149,386	143,032	212,255	532,137	602,668
Average realized gold price	$/oz	1,733	1,711	1,792	1,784	1,791
Cash costs per oz sold(3)(4)	$/oz	1,223	1,400	1,032	1,328	1,084
AISC per oz sold(2)(3)(4)	$/oz	1,523	1,749	1,258	1,622	1,347

Financial data
Revenue	M$	259.3	245.1	381.2	952.2	1,082.3
Earnings from mine operations	M$	32.0	7.4	99.4	85.0	230.6
Net income (loss)	M$	22.6	(30.1)	109.0	(106.0)	554.9
Earnings (loss) per share	$/share	0.07	(0.10)	0.37	(0.35)	1.95
Adjusted EBITDA(3)	M$	74.7	25.7	130.4	168.7	305.0
Adjusted net income (loss)(3)	M$	7.5	(27.6)	68.3	(90.8)	62.0
Adjusted EPS(3)	$/share	0.02	(0.09)	0.23	(0.30)	0.22

Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	200.8	141.9	305.5	200.8	305.5
Net debt(3)	M$	627.3	583.8	235.2	627.3	235.2
Operating cash flow before changes in non-cash working capital	M$	80.0	14.5	122.2	144.3	264.1

(1)	Operational and financial results of the assets acquired as part of the Premier Acquisition are included from April 7, 2021, onward, except for the results of Mercedes, which were included for the period from April 7, 2021 through to April 21, 2022, when Mercedes was sold.
(2)	Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)	Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(4)	Consolidated cash cost per oz sold and AISC per oz sold for the year ended December 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.
(5)	Numbers in tables throughout this news release may not sum due to rounding.

In Q4 2022, the Company sold 30% fewer gold ounces compared to Q4 2021 primarily due to lower production at Mesquite, Los Filos and Aurizona, offset partially by higher production at Fazenda and the contribution of production at Santa Luz, which achieved commercial production at the end of Q3 2022. Lower production at Mesquite was mainly due to mine sequencing, with fewer ounces added to the leach pad during the Quarter. Lower production at Los Filos was mainly due to a shortage of explosives due to union strikes at a supplier, which reduced the amount of open pit and underground material moved and delayed ounces being delivered to the leach pad, and by slower recovery curves for a portion of the ore that has a higher copper content. Lower production at Aurizona was mainly due to ore access issues caused by an abnormally long rainy season in 2022 and by lower-than-expected levels of waste movement, both of which impacted access to higher-grade ore in the lower benches of the Piaba open pit. Higher production at Fazenda was mainly due to higher grades and larger volumes mined from the open pit, offsetting lower volumes and grades mined from underground ore sources.

For the year ended December 31, 2022, the Company sold 12% fewer gold ounces compared to the year ended December 31, 2021. The decrease was mainly due to lower production at Aurizona, RDM, Mesquite and Los Filos. Aurizona experienced a longer rainy season in 2022 and lack of productivity in waste movement, both of which affected ore access during the year. As a result, throughout most of the year Aurizona relied on processing ore that was lower grade than expected. RDM was impacted by a temporary suspension of mining and plant operations in mid-May due to a delay in receiving permits for the scheduled tailings storage facility ("TSF") raise. RDM transitioned in Q3 2022 to processing low-grade stockpile material rather than mining in-situ ore. RDM production was also impacted by a temporary stoppage of mining operations for most of December while the Company applied for a license to process low grade ore from additional stockpiles. Mesquite production was lower driven by a longer leach cycle for ore tonnes stacked in 2022 compared to 2021. Los Filos production was lower impacted primarily by a shortage of explosives due to union strikes at a supplier, which reduced the amount of open pit and underground material moved and delayed ounces being delivered to the leach pad, and by slower recovery curves for a portion of the ore that has a higher copper content.

The decreases were partially offset by increased production at Fazenda, attributable to higher grades and volumes mined from the open pit, and the contribution of production at Santa Luz, which commenced production at the end of Q1 2022 and achieved commercial production at the end of Q3 2022.

In Q4 2022, earnings from mine operations were $32.0 million (Q4 2021 - $99.4 million) and for the year ended December 31, 2022 were $85.0 million (year ended December 31, 2021 - $230.6 million). Earnings from mine operations were lower in Q4 2022 compared to Q4 2021 mainly due to lower gold production and higher operating costs resulting from inflationary pressures, particularly from increased prices of oil and key consumables such as cyanide, lime and explosives.

Earnings from mine operations were lower for the year ended December 31, 2022 compared to the comparative period of 2021 primarily due to lower earnings from mine operations at Aurizona and Los Filos. Aurizona's earnings from mine operations decreased by $60.9 million due to selling 24% fewer ounces of gold and incurring higher processing costs, including power, cyanide and grinding media costs, as well as increased maintenance costs. Los Filos' earnings from mine operations decreased by $57.6 million primarily due to selling 8% fewer ounces of gold, as well as an increase in open pit and underground mining costs.

Net income in Q4 2022 decreased to $22.6 million compared to net income of $109.0 million in Q4 2021. For the year ended December 31, 2022, the Company had a net loss of $106.0 million compared to net income of $554.9 million for the comparative period in 2021. The lower net income in Q4 2022 and net loss for the year ended December 31, 2022 were impacted by lower earnings from mine operations. Results for the year ended December 31, 2022 were also impacted by a loss on the change in fair value of share purchase warrants of $69.9 million and a foreign exchange loss of $7.8 million, compared to gains of $85.8 million and $0.2 million, respectively, during the comparative periods in 2021. Results for the year ended December 31, 2021 also included a $186.1 million gain on reclassification of investment in Solaris, a $81.4 million gain on bargain purchase price of Premier, and a $95.7 million gain on the sale of the Pilar mine ("Pilar") and sale of a partial interest in Solaris.

In Q4 2022, adjusted EBITDA was $74.7 million (Q4 2021 - $130.4 million) and for the year ended December 31, 2022 was $168.7 million (year ended December 31, 2021 - $305.0 million). In Q4 2022, adjusted net income was $7.5 million (Q4 2021 - adjusted net income of $68.3 million) and for the year ended December 31, 2022 was a net loss of $90.8 million (year ended December 31, 2021 - adjusted net income of $62.0 million). Adjusted EBITDA and adjusted net income were impacted by lower earnings from mine operations compared to the comparative periods in 2021.

2023 GUIDANCE AND OUTLOOK

For 2023, the Company expects to produce 555,000 to 625,000 ounces of gold. The midpoint of 2023 guidance of 590,000 ounces represents an increase of more than 71,000 ounces compared to normalized 2022 gold production of 519,000 ounces (calculated by deducting 13,631 ounces of production from Mercedes, which the Company no longer owns). Cash costs for 2023 are estimated at $1,355 to $1,460 per oz, with AISC of $1,575 to $1,695 per oz.

Cash costs for 2023 are forecast to be similar to 2022 and reflect management's expectation that inflation has largely plateaued, but input costs are expected to remain high throughout 2023. In addition, management expects relative stability in the Brazilian and Mexican currency exchange rates against the US dollar. Relative to many other countries' currencies, the Brazilian Réal ("BRL") and Mexican Peso ("MXN") were top performers against the USD in 2021 and 2022.

Sustaining expenditures in 2023 of $137 million includes investing: (i) $38 million in capitalized stripping programs, with the largest investments at Los Filos and Aurizona, (ii) $25 million in refurbishing equipment, most of which relates to the Los Filos open pit and underground fleets and processing equipment, and (iii) $37 million for TSF lifts at all four Brazilian operations.

Production is expected to grow each quarter through 2023 and costs are expected to decrease accordingly. Approximately 55% of gold production and 85% of operating cash flow is weighted into the second half of the year. Assuming the Company achieves the mid-points of cost guidance, cash costs per oz in the first half of 2023 are expected to be $1,460 per oz, decreasing to $1,360 per oz in the second half of the year. Likewise, AISC in the first half of 2023 are expected to be $1,755 per oz, decreasing to $1,530 per oz in the second half of the year.

The Company's primary development focus for 2023 continues to be construction at Greenstone, with Equinox Gold's 60% share of construction capital in 2023 forecast at $277 million. In addition, the Company expects to spend $8 million on Castle Mountain phase two optimization, engineering and permitting, and $8 million on Fazenda underground development and exploration.

	Production (oz)	Cash Costs ($/oz)(1)(2)	AISC ($/oz)(1)(2)	Sustaining expenditures (M$)(3)	Non-sustaining expenditures (M$)(4)
USA
Mesquite	80,000 - 90,000	$1,345 - $1,410	$1,415 - $1,480	$5	$16
Castle Mountain	25,000 - 30,000	$1,765 - $1,850	$1,865 - $1,950	$2	$11
Mexico
Los Filos	160,000 - 180,000	$1,460 - $1,620	$1,680 - $1,865	$40	$ -
Brazil
Aurizona	120,000 - 130,000	$1,065 - $1,130	$1,410 - $1,500	$45	$6
Fazenda	60,000 - 65,000	$1,170 - $1,210	$1,390 - $1,430	$14	$12
Santa Luz	60,000 - 70,000	$1,535 - $1,695	$1,775 - $1,950	$17	$2
RDM	50,000 - 60,000	$1,460 - $1,620	$1,685 - $1,870	$13	$ -
Canada
Greenstone	-	-	-	$ -	$277
Total(5)	555,000 - 625,000	$1,355 - $1,460	$1,575 - $1,695	$137	$324

(1)	Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)	Exchange rates used to forecast 2023 cash cost and AISC per oz include a rate of BRL 5:00 to USD 1 and MXN 19.0 to USD 1.
(3)	Sustaining expenditures include asset retirement obligation, amortization, accretion, sustaining exploration expense and sustaining capital expenditures. Sustaining expenditures includes $127 million of sustaining capital expenditures. Sustaining capital expenditure is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.
(4)	Non-sustaining expenditures include non-sustaining exploration expense and non-sustaining capital expenditures. Non-sustaining expenditures includes $300 million of non-sustaining capital expenditures.
(5)	Total is the sum or average of the individual mine-level amounts. Numbers may not sum due to rounding.

The Company may revise guidance during the year to reflect changes to expected results.

SELECTED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2022 AND 2021

$ amounts in millions, except per share amounts	Three months ended		Year ended
	December 31, 2022	December 31, 2021	December 31, 2022(1)	December 31, 2021(1)
Revenue	$ 259.3	$ 381.2	$ 952.2	$ 1,082.3
Cost of sales
Operating expense	(168.2)	(215.5)	(680.1)	(654.8)
Depreciation and depletion	(59.0)	(66.4)	(187.2)	(196.9)
Earnings from mine operations	32.0	99.4	85.0	230.6
Care and maintenance expense	(1.4)	(0.1)	(9.5)	(15.3)
Exploration expense	(4.5)	(2.9)	(18.4)	(16.3)
General and administration expense	(12.8)	(17.3)	(46.7)	(52.6)
Income from operations	13.3	79.0	10.4	146.5
Finance expense	(12.4)	(10.3)	(40.4)	(41.6)
Finance income	2.6	1.1	5.6	2.8
Share of net income (loss) in associate	(3.6)	8.3	(6.2)	0.7
Other (expense) income	(4.9)	10.1	(67.9)	426.6
Net (loss) income before taxes	(5.0)	88.2	(98.4)	535.0
Income tax recovery (expense)	27.6	20.8	(7.6)	19.9
Net income	$ 22.6	$ 109.0	$ (106.0)	$ 554.9
Net income per share attributable to Equinox Gold shareholders
Basic	$ 0.07	$ 0.37	$ (0.35)	$ 1.95
Diluted	$ 0.07	$ 0.32	$ (0.35)	$ 1.69

(1)	Financial results of the assets acquired as part of the Premier Acquisition are included from April 7, 2021, onward, except for the results of Mercedes, which were included for the period from April 7, 2021 through to April 21, 2022, when Mercedes was sold.

Additional information regarding the Company's financial results and the Company's business strategy are available in the Company's 2022 audited consolidated Financial Statements and accompanying MD&A for the three months and year ended December 31, 2022, which will be available for download on the Company's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CONFERENCE CALL AND WEBCAST

Equinox Gold will host a conference call and webcast on Wednesday, February 22, 2023 commencing at 7:30 am Vancouver time to discuss the Company's fourth quarter results and activities underway at the Company. All participants will have the opportunity to ask questions of Equinox Gold's CEO and executive team. The webcast will be archived on Equinox Gold's website until August 22, 2023.

Conference call
Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast
www.equinoxgold.com

ABOUT EQUINOX GOLD

Equinox Gold is a growth-focused Canadian mining company with seven operating gold mines, construction underway at a new project, and a clear plan to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

EQUINOX GOLD CONTACTS

Greg Smith, President & Chief Executive Officer
Rhylin Bailie, Vice President, Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

CAUTIONARY NOTES

Non-IFRS Measures

This news release refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash costs and cash costs per oz sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs plus lease principal payments and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company includes silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz sold

The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations; therefore, expansionary capital and non-sustaining expenditures are excluded.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

$'s in millions, except ounce and per oz figures	Three months ended			Year ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Gold ounces sold	149,386	143,032	212,255	532,137	602,668
Santa Luz gold ounces sold(1)	-	(17,756)	-	(22,945)	-
Adjusted gold ounces sold	149,386	125,276	212,255	509,192	602,668
Operating expense	$ 168.2	$ 188.8	$ 215.5	$ 680.1	$ 654.8
Lease payments	2.5	1.4	4.0	6.8	9.6
Silver by-product credits	(0.2)	(0.6)	(1.4)	(3.0)	(2.9)
Non-recurring charges recognized in operating expense(2)	-	-	(0.4)	-	(2.1)
Fair value adjustment on acquired inventories	12.2	8.1	1.4	21.9	(5.8)
Santa Luz operating expense(1)	-	(22.3)	-	(29.3)	-
Total cash costs	$ 182.7	$ 175.4	$ 219.0	$ 676.5	$ 653.6
Cash costs per gold oz sold	$ 1,223	$ 1,400	$ 1,032	$ 1,328	$ 1,085
Total cash costs	$ 182.7	$ 175.4	$ 219.0	$ 676.5	$ 653.6
Sustaining capital	43.1	41.1	42.4	139.2	144.7
Reclamation expense	1.8	2.7	5.5	9.2	13.1
Sustaining exploration expense	-	-	-	1.1	0.6
Santa Luz reclamation expense	-	(0.1)	-	(0.2)	-
Total AISC	$ 227.6	$ 219.1	$ 266.9	$ 825.7	$ 812.0
AISC per oz sold	$ 1,523	$ 1,749	$ 1,258	$ 1,622	$ 1,347

(1)	Consolidated cash cost per oz sold and AISC per oz sold for the year ended December 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.
(2)	Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.

Sustaining Capital Expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company's projects and certain expenditures at the Company's operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.

The following table provides a reconciliation of sustaining capital expenditures to the Company's total capital expenditures for continuing operations.

	Three months ended			Year ended
$'s in millions	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Capital additions to mineral properties, plant and equipment(1)	$ 163.2	$ 182.6	$ 135.4	$ 642.2	$ 455.3
Less: Non-sustaining capital at operating sites	(10.8)	(12.4)	(23.4)	(81.2)	(101.3)
Less: Non-sustaining capital at development projects	(103.4)	(119.2)	(62.4)	(389.4)	(137.7)
Less: Capital expenditures - corporate	-	-	(0.1)	(10.2)	(1.0)
Less: Other non-cash additions(2)	(5.9)	(9.9)	(7.1)	(22.2)	(70.6)
Sustaining capital expenditures	$ 43.1	$ 41.1	$ 42.4	$ 139.2	$ 144.7

(1)	Per note 9 of the consolidated financial statements for the year ended December 31, 2022. Capital additions are exclusive of non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)	Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Total mine-site free cash flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Year ended
$'s in millions	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Operating cash flow before non-cash changes in working capital	$ 80.0	$ 14.5	$ 122.2	$ 144.3	$ 264.1
Add: Operating cash flow used (generated) by non-mine site activity(1)	7.4	31.0	34.1	100.1	130.6
Cash flow from operating mine sites	$ 87.4	$ 45.5	$ 156.3	$ 244.4	$ 394.7

Mineral property, plant and equipment additions	$ 163.2	182.6	135.4	$ 642.2	455.3
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(109.3)	(129.1)	(69.6)	(421.8)	(209.4)
Capital expenditure from operating mine sites	53.9	53.5	65.8	220.4	245.9
Lease payments related to non-sustaining capital items	3.9	5.8	3.5	16.8	13.7
Non-sustaining exploration expense	5.4	5.9	3.0	17.8	9.9
Total mine site free cash flow	$ 24.2	$ (19.7)	$ 84.1	$ (10.6)	$ 125.2
(1) Includes taxes paid that are not factored into mine site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

AISC contribution margin, EBITDA and adjusted EBITDA

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors, and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company's performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin

	Three months ended				Year ended
$'s in millions	December 31, 2022	September 30, 2022	December 31, 2021		December 31, 2022	December 31, 2021
Revenue	$ 259.3	$ 245.1	$ 381.2		$ 952.2	$ 1,082.3
Less: AISC	(227.6)	(219.1)	(266.9)		(825.7)	(812.0)
Less: Santa Luz revenue(1)	$ -	$ (30.4)	$ -		$ (40.0)	$ -
AISC contribution margin	$ 31.7	$ (4.4)	$ 114.3		$ 86.5	$ 270.3
Gold ounces sold	149,386	143,032	212,255		532,137	602,668
Less: Santa Luz gold ounces sold(1)	-	(17,756)	-		(22,945)	-
Adjusted gold ounces sold	149,386	125,276	212,255	-	509,192	602,668
AISC contribution margin per oz sold	$ 212	$ (35)	$ 539		$ 170	$ 449

(1)	AISC contribution margin for year ended December 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

EBITDA and Adjusted EBITDA

	Three months ended			Year ended
$'s in millions	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Net income (loss) before tax	$ (5.0)	(28.0)	88.2	$ (98.4)	535.0
Depreciation and depletion	59.8	49.1	66.7	188.8	198.1
Finance expense	12.4	10.3	10.3	40.4	41.6
Finance income	(2.6)	(1.3)	(1.1)	(5.6)	(2.8)
EBITDA	$ 64.6	$ 30.2	$ 164.1	$ 125.2	$ 771.9
Non-cash share-based compensation expense	1.5	0.5	0.8	4.5	6.1
Unrealized (gain) loss on change in fair value of warrants	(2.9)	13.4	(27.5)	69.9	(85.8)
(Gain) loss on gold contracts	-	(10.6)	(4.3)	(33.3)	(58.1)
Unrealized (gain) loss on foreign exchange contracts	(7.7)	2.8	(1.7)	(16.8)	(0.4)
Unrealized foreign exchange (gain) loss	3.1	(1.0)	(10.8)	4.7	(5.9)
Non-recurring charges recognized in operating expense(1)	-	-	0.4	-	2.1
Transaction costs	-	-	0.5	-	2.4
Share of net (income) loss on investment in associate	3.6	(4.9)	(8.3)	6.2	(0.7)
Other expense (income)(2)	12.5	(4.6)	16.8	8.4	(328.4)
Adjusted EBITDA	$ 74.7	$ 25.7	$ 130.0	$ 168.7	$ 303.1

(1)	Non-recurring charges recognized in operating expenses for the three months and year ended December 31, 2021 relate to an impairment charge on replacement parts at Mesquite.
(2)	Other expense for the year ended December 31, 2022 primarily includes a $7.0 million loss related to the sale of Mercedes and a $12.9 million loss at Santa Luz related to a write-down of plant and equipment, offset partially by an $8.5 million gain related to the royalty portfolio sale to Sandbox Royalties Corp. Other income for the year ended December 31, 2021 includes a $186.1 million gain on reclassification of investment in Solaris, $81.4 million gain on bargain purchase of Premier, and $95.7 million gain on sale of Pilar and sale of partial interest in Solaris.

Adjusted net income and adjusted EPS

Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Year ended
$'s in millions	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Basic weighted average shares outstanding	305,189,956	304,979,851	300,790,672	304,001,631	284,932,357
Diluted weighted average shares outstanding	351,390,498	304,979,851	348,996,674	304,001,631	333,734,701
Net income (loss) attributable to Equinox Gold shareholders	$ 22.6	$ (30.1)	$ 109.0	$ (106.0)	$ 554.9
Add (deduct):
Non-cash share-based compensation expense	1.5	0.5	1.3	4.5	8.0
Unrealized (gain) loss on change in fair value of warrants	(2.9)	13.4	(27.5)	69.9	(85.8)
Unrealized (gain) loss on gold contracts	-	(10.6)	(4.3)	(33.3)	(58.1)
Unrealized (gain) loss on foreign exchange contracts	(7.7)	2.8	(1.7)	(16.8)	(0.4)
Unrealized foreign exchange (gain) loss	3.1	(1.0)	(10.8)	4.7	(5.9)
Non-recurring charges recognized in operating expense(1)	-	-	0.4	-	2.1
Transaction costs	-	-	0.5	-	2.4
Share of net (income) loss on investment in associate	3.6	(4.9)	(8.3)	6.2	(0.7)
Other expense (income)(2)	12.5	(4.6)	16.8	8.4	(328.4)
Income tax impact related to above adjustments	(3.0)	2.3	(4.3)	(2.5)	(10.2)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(22.2)	4.6	(2.7)	(25.8)	(15.8)
Adjusted net income (loss)	$ 7.5	$ (27.6)	$ 68.3	$ (90.8)	$ 62.0
Adjusted income per share - basic ($/share)	$0.02	$(0.09)	$0.23	$(0.30)	$0.22
Adjusted income per share - diluted ($/share)	$0.02	$(0.09)	$0.20	$(0.30)	$0.19

(1)	Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.
(2)	Other expense for the year ended December 31, 2022 primarily includes a $7.0 million loss related to the sale of Mercedes and a $12.9 million loss at Santa Luz related to a write-down of plant and equipment, offset partially by an $8.5 million gain related to the royalty portfolio sale to Sandbox Royalties Corp. Other income for the year ended December 31, 2021 includes a $186.1 million gain on reclassification of investment in Solaris, $81.4 million gain on bargain purchase of Premier, and $95.7 million gain on sale of Pilar and sale of partial interest in Solaris.

Net debt

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company's performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	December 31, 2022	September 30, 2022	December 31, 2021
Current portion of loans and borrowings	$ -	$ -	$ 26.7
Non-current portion of loans and borrowings	828.0	725.8	514.0
Total debt	828.0	725.8	540.7
Less: Cash and cash equivalents (unrestricted)	(200.8)	(141.9)	(305.5)
Net debt	$ 627.2	$ 583.9	$ 235.2

Cautionary Notes and Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance, including investment returns; the Company's production and cost guidance; the timing for and Company's ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Los Filos, Aurizona and Castle Mountain; the strength of the Company's balance sheet, and the Company's liquidity and future cash requirements; the aggregate value of common shares which may be issued pursuant to the ATM Program; the potential future offerings of common shares, debt securities, subscription receipts, share purchase contracts, units, warrants, or any combination thereof under the Base Shelf Prospectus or corresponding Registration Statement and any Prospectus Supplement; the Company's expectations for reducing its greenhouse gas emissions and the impact of its operations on climate change, including reaching its greenhouse gas emissions reduction target; the expectations for the Company's investments in Sandbox Royalties, Solaris, i-80 Gold, Pilar Gold, Inca One and Bear Creek; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words "believe", "will", "advance", "achieve", "strategy", "increase", "plan", "maintain", "potential", "intend", "on budget", "anticipate", "expect", "estimate", "on track", "target", "objective", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services;  construction of Greenstone being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the mine plans outlined in the technical reports for each project, including estimated development schedules, are unchanged; tonnage of ore to be mined and processed; ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company's working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws and other regulatory requirements; the strategic visions for Sandbox Royalties, i-80 Gold, Solaris, Pilar Gold, Inca One and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Pilar Gold, Inca One and Bear Creek to meet their respective payment commitments to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company's production and cost estimates; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and its joint venture partner; the failure by Pilar Gold, Inca One or Bear Creek to meet their respective commitments to the Company; and those factors identified in the section "Risks and Uncertainties" in this news release and in the section titled "Risks Related to the Business" in the Company's most recently filed Annual Information Form which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this news release, was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the "SEC") generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Technical Information

Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2023/21/c1475.html

%CIK: 0001756607

CO: Equinox Gold Corp.

CNW 20:38e 21-FEB-23